SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated January 3, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL FOR THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

It was resolved to summon for an Ordinary General Shareholders’ Meeting to be held on January 31, 2018, at 10 a.m. on first call, and at 11 a.m. on second call at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1.	Appointment of two shareholders to approve and sign the Meeting Minutes.

2.	Reformulation of the configuration of the Board of Directors. Revocation of the designation of all the regular and alternate members of the Board of Directors, according to Section 256 of the General Corporate Law. Consideration of the designation of regular and alternate directors with a mandate for 3 fiscal years.

3.	Consideration of the performance carried out by outgoing regular and alternate directors.

4.	Consideration of the delegation of powers into the Board of Directors to order the total or partial withdrawal of the "Reserve for Future Cash Dividends" and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders of Class B and Class C shares are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within that term and hours, the shareholders of book-entry Class A and D shares must accuse an attendance communication to the Shareholders´ Meeting. The deadline is on January 25, 2018, at 5 p.m.

Note 2: Hard copies of documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors in relation to the items to be considered, can be consulted at Telecom Argentina’s website: www.telecom.com.ar. Notwithstanding, printed copies can be taken from the place and time indicated in Note 1.

Note 3: Pursuant to the provisions of section 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Shareholders’ Meeting, all the details of the shareholders and their representatives must be submitted. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II of the CNV Rules.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING REGARDING THE ITEMS OF THE AGENDA.

Proposal for the First item of the Agenda:

It is proposed to the Shareholders’ Meeting “the designation of the two shareholders that register the higher number of shares to participate in the Shareholders’ Meeting and to approve and sign the Minutes”.

Proposal for the Second item of the Agenda:

The Board of Directors refrains from making a proposal with respect to this item. The shareholders that propose the appointment of directors are reminded the need to inform the Shareholders´ Meeting if the nominees qualify as “independent” or “non-independent” directors in accordance with CNV Rules.

Proposal for the Third item of the Agenda:

No proposal is made regarding this item, leaving under consideration of the Shareholders’ Meeting the performance of the Board regular and alternate members.

Proposal for the Fourth item of the Agenda:

It is proposed to the Shareholders’ Meeting “to approve the delegation of powers into the Board of Directors to order the total or partial withdrawal of the "Reserve for Future Cash Dividends" and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 3, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations